                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge , PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

October 5, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Montgomery Funds

Dear Mr. Sandoe:

The following responds to your comments of September 27, 2010 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 6, which was filed on August 12, 2010 pursuant to Rule 485(a).

Comment 1:    Prospectus: Cover Page

Comment:         Please delete the name of the Vanguard Market Neutral Fund (the “Fund”) under “Investor Shares,” as it appears to be duplicative, and move the ticker symbol so that it appears next to the “Investor Shares” text.

Response:         We believe that the existing format complies with the requirements of Item 1(a)(2) of Form N-1A.  For this reason, we will retain the existing format.

Comment 2:    Prospectus: Fund Summary – Shareholder Fees

Comment:         Delete the footnote to the fee table that describes the application of the redemption fee.  This information is not permitted by Form N-1A in the summary section.

Response:         Vanguard believes this footnote provides important and material information to investors about the Fund’s redemption fee.  We believe that retaining this footnote could impact an investor’s investment decision.  For this reason, we will retain the footnote.

Comment 3:    Prospectus: Fund Summary – Annual Fund Operating Expenses

Comment:         Delete footnotes #1 and #2 that describe Dividend and Borrowing Expenses on Securities Sold Short, and footnote #3 that shows a restated Total Annual Operating Expense.  Form N-1A does not permit this information in the summary section.

Response:         Vanguard believes that footnotes #1 and #2 provide an important explanation of short sale expenses that investors may not normally be familiar with (i.e., dividend expenses on short sales and borrowing expenses on short sales).  We believe that footnote #3 provides important information to investors about what the Fund’s total annual operating expenses would be if short sale expenses were excluded.  For these reasons we intend to retain the footnotes.  We note that at least one other fund company has updated its registration statement and retained a footnote similar to #1 and #2 in their fee table.

Comment 4:    Prospectus: Fund Summary – Annual Fund Operating Expenses

Comment:         Please confirm that dividend and borrowing expenses on securities sold short are sub-captions to the heading “Other Expenses,” and, if so, please indent the figures accordingly on the right side of the table.  Please delete the word “of” from the “Total of Other Expenses” line item.

Response:         Dividend and borrowing expenses on securities sold short are sub-captions to the heading “Other Expenses.”  We will indent accordingly on the right side of the table, and delete the word “of” from the “Total of Other Expenses” line item.

Comment 5:    Prospectus: Fund Summary – Primary Investment Strategies

Comment:         Please identify and briefly describe the types of equity securities that the Fund will buy and sell short.

Response:         We will add the requested disclosure.

Comment 6:    Prospectus: Fund Summary – Primary Risks

Comment:         Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         The Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

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Comment 7:    Prospectus: Fund Summary – Annual Total Returns

Comment:         Now that three years have passed since the reorganization of the Fund, please consider deleting the paragraph preceding the bar chart.

Response:         We believe that this disclosure provides important and material information to investors about the background and performance of the Fund prior to November 30, 2007.  We will delete this paragraph once the Fund has ten full calendar years of post-reorganization performance data.  For this reason, we will retain this disclosure.

Comment 8:    Prospectus:  Fund Summary – Annual Total Returns – Bar Chart

Comment:         Please include the Fund’s returns for the 9-month period ended September 30, 2010.

Response:         We will update this disclosure.

Comment 9:    Prospectus – Fund Summary – Payments to Financial Intermediaries

Comment:         Please confirm whether any affiliates of the Fund or its investment advisor pay financial intermediaries for sales of Fund shares.

Response:         No affiliates or related companies of the Fund or its investment advisor pay financial intermediaries for sales of Fund shares.

Comment 10:  Prospectus – More on the Fund – Investment Advisor

Comment:         Please add additional context to the disclosure to clarify that, while Vanguard currently manages the Fund on an “at-cost” basis, for the fiscal year ended December 31, 2009, the compensation of one of the Fund’s previous advisors was performance-based.  In addition, please clarify that the performance of Vanguard is not measured against the Citigroup 3-Month U.S. Treasury Bill Index for advisory fee purposes.

Response:         We will add the requested explanatory disclosure regarding the Fund’s previous investment advisor.  In addition, we believe that the current disclosure adequately describes the “at-cost” advisory arrangement between Vanguard and the Fund, including the performance benchmark.  For this reason, we will retain the current disclosure.

Comment 11:  Prospectus – Financial Highlights

Comment:         Please clarify the statement that the information for all periods in the table through December 31, 2009 has been audited by an independent registered public accounting firm, rather than “derived from” such audited financial statements.

Response:         The information for all periods in the table through December 31, 2009 has been audited by an independent registered accounting firm.  We will revise the disclosure to reflect that the information for these periods was obtained from these audited financial statements.

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Comment 12:  Statement of Additional Information – Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.

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